Contact

www.linkedin.com/in/wesley-bevins-4543b3212 (LinkedIn)

Top Skills

English
Research
Communication

Wesley Bevins

Co-Founder of Fringe Golf | 2024 St. Lawrence University Graduate
Hingham, Massachusetts, United States

Experience

Fringe Golf
Co-Founder
October 2025 - Present (9 months)
Boston, Massachusetts, United States

Social Impact Partners
Founding Member and youth board member
June 2022 - Present (4 years 1 month)
United States

Staples
Merchandise Specialist
July 2024 - May 2026 (1 year 11 months)
Framingham, MA

Staples
Merchandising Intern
June 2023 - August 2023 (3 months)
Framingham, Massachusetts, United States

Spinnaker Venture Partners, LLC
Business Consultant Intern
May 2022 - October 2022 (6 months)
Cambridge, Massachusetts, United States

Connected Living
Intern
May 2021 - September 2021 (5 months)
Quincy, Massachusetts, United States

Education

St. Lawrence University
Bachelor's degree, Business and Economics · (2020 - 2024)